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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


      [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR For Period Ended: June 30, 1995
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      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
   Not applicable
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PART I -- REGISTRANT INFORMATION
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   Full Name of Registrant:       Insituform Mid-America, Inc.
   Former Name if Applicable:     Not applicable.

   17988 Edison Avenue
   Address of Principal Executive Office (Street and Number)

   Chesterfield, Missouri 63005-3700
   City, State and Zip Code
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PART II -- RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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   (b) The subject quarterly report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-Q or portion thereof could not be filed within the prescribed time period.

   On April 18, 1994, the registrant acquired the pipeline rehabilitation business of Enviroq Corporation, a Delaware corporation ("Enviroq"), pursuant to the merger (the "Merger") of a wholly owned subsidiary of the registrant with and into Enviroq. In connection with the acquisition, Enviroq transferred all of Enviroq's interest in Synox Corporation and Sprayroq Corporation, $500,000 cash and certain undeveloped real estate to New Enviroq Corporation, a newly organized subsidiary of Enviroq ("New Enviroq"), the stock of which was distributed to Enviroq's stockholders immediately prior to the Merger. Pursuant to the acquisition, the registrant issued to New Enviroq a $3,000,000 subordinated promissory note as payment for the agreement of New Enviroq and certain principal stockholders of Enviroq not to compete with the registrant (the "Subordinated Note").

    By letter, dated July 14, 1995, counsel for New Enviroq alleged that a default had occurred with respect to the payment of the interest due to New Enviroq on June 30, 1995 under the Subordinated Note. New Enviroq demanded payment of such installment interest and purported to declare the entire principal due and payable. On August 1, 1995, New Enviroq filed a lawsuit in the Circuit Court of Jefferson County, Alabama, seeking a judgment in respect of the registrant's alleged default under the Subordinated Note. The registrant denies liability to New Enviroq and intends to vigorously defend the lawsuit and pursue claims against New Enviroq arising out of the Merger, including Enviroq's obligations under the acquisition agreement for the Merger. The registrant is in the process of determining with its financial and legal advisors the appropriate disclosures and classification with respect to the Subordinated Note and other Merger-related items in its unaudited condensed consolidated financial statements to be included in its Quarterly Report on Form 10-Q for the quarter ended
June 30, 1995, and intends to file its Quarterly Report on Form 10-Q as soon as practicable thereafter.

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PART IV -- OTHER INFORMATION
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   (1) Name and telephone number of person to contact in regard to this notification

               Joseph F. Olson                   (314)            532-6137
                    (Name)                    (Area Code)    (Telephone Number)

   (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes    [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes    [ ] No

   If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The registrant anticipates that the statements of income included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 will report net income of $1,520,787, reflecting a 71% increase for the third quarter of the current year over net income of $886,516 reported in the comparable period of the prior fiscal year. The registrant anticipates that net income per common share for the third quarter of the current fiscal year will be $.14 per share, compared to $.08 per share for the third quarter of the prior fiscal year.

    The increases in net income and net income per share resulted from a 55% increase in contract revenues during the third quarter of the current fiscal year (due primarily to the acquisition of Insituform Southeast, Inc., contracting operations in Latin America, improved market conditions in Canada and normalized market conditions in tunneling operations), efficiencies in equipment utilization and increased leveraging of operating expenses which increased at a slower rate than contract revenues. In addition, the registrant benefited from a lower effective tax rate of 35% compared to 38% for the third quarter in the previous fiscal year due to a change in profit mix contributions among non-U.S. operations.


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                             INSITUFORM MID-AMERICA, INC.
                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

Date:  August 14, 1995            By /s/ Joseph F. Olson
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                                     Joseph F. Olson, Vice President -
                                     Finance and Administration


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